May 19, 2022

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Allakos Inc.

Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-264765)

Ladies and Gentlemen:

Allakos Inc., a Delaware corporation (the “Corporation”), hereby requests that its Registration Statement on Form S-3 (File No. 333-264765), originally filed with the Securities and Exchange Commission (the “Commission”) on May 6, 2022 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Corporation is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an “S-3ASR,” whereas the Corporation intended the Registration Statement to be filed with the Commission with the code “S-3.” The Corporation intends to file a correctly tagged Registration Statement with the code “S-3” solely to rectify the form type error specified above. No securities were sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please contact William Brentani of Simpson Thacher & Bartlett LLP at (650) 251-5110.

Very truly yours,

ALLAKOS INC.

By:	/s/ H. Baird Radford, III
Name:	H. Baird Radford, III
Title:	Chief Financial Officer